Exhibit 6.2

AMENDED AND RESTATED CONSULTING AGREEMENT

This Amended and Restated Consulting Agreement (“Agreement”), is made and entered into effective as of January 4, 2022, by and between Autonomix, Inc., a Delaware corporation (the “Company”), and Landy Toth (the “Consultant”).

WHEREAS, the parties wish to provide for the limited engagement of the Consultant by the Company so that the Consultant can transfer to the Company the Consultant’s knowledge obtained from the Consultant’s prior consultancy with the Company and provide on-going support pursuant to the terms of this Agreement.

WHEREAS, the Consultant is currently the Chief Executive Officer of LifeLens Technologies, Inc. (“LifeLens”) and is subject to an invention assignment agreement with LifeLens. Accordingly, the parties agree that the Company shall not obtain any ownership of the confidential information or intellectual property of LifeLens and the terms of Section 6 of this Agreement shall be limited to inventions, discoveries, improvements and ideas that result from the work the Consultant performs under this Agreement and relate to the Company’s existing or intended technology; provided that such intended technology is not competitive with the existing or intended technology of LifeLens or cause the Consultant to violate any of his obligations to LifeLens.

Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Consultant hereby agree as follows:

1.                  Engagement. Subject to all of the terms and conditions of this Agreement, the Company agrees to engage the Consultant for the term of this Agreement as set forth in Section 3 hereof, and the Consultant accepts such engagement. The Consultant shall serve the Company as an independent contractor and shall not be considered an employee of the Company.

2.                  Duties.

The Consultant will provide such consulting services as agreed upon between the Company and Consultant.

3.                  Term. Subject to earlier termination in accordance with Section 4 below, this Agreement shall become effective as of the date first set forth above and shall terminate upon either party provided the party with 30 days’ notice of termination.

4.                  Termination. Subject to the respective continuing obligations of the Company and the Consultant under Sections 6 and 7 below:

(a)               The Company may terminate this Agreement immediately on written notice to the Consultant for cause, fraud, misrepresentation, theft, embezzlement of assets of the Company or material breach of this Agreement; and

(b)               This Agreement will terminate upon the Consultant’s death or upon written notice from the Company in the event of the Consultant’s disability that prevents the Consultant from performing his duties under this Agreement (as described in Section 2 above).

5.                  Compensation.

(a)               Cash Compensation. Commencing June 1, 2022, in consideration for Consultant’s services under this Agreement, the Company shall pay the Consultant a fee of $15,625 per month for each month that Consultant performs services for the Company, with the expectation that the Consultant will provide the Company up to 25% of his working time. The Consultant shall invoice the Company for the services provided to the Company on a monthly basis

(b)               Stock Grant. Effective on the date of this Agreement, the Company shall grant the Consultant 1,550,000 shares of Company Common Stock under terms that are acceptable to the Company and the Consultant. If this Agreement is terminated by either party prior to June 1, 2023, the Company shall have the right to repurchase from Consultant 50% of the foregoing shares at a purchase price of $0.01 per share; provided that the foregoing repurchase right shall terminate if there is a greater than 50% change in voting control of the Company or if Walter Klemp is no longer serving as a director of the Company.

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(c)               Reimbursement of Expenses. The Company will reimburse the Consultant in accordance with its normal reimbursement policy for reasonable travel and other expenses incurred at the Company’s request in carrying out the Consultant’s duties under this Agreement. Reimbursement for approved expenses will be made within 30 days of receipt from the Consultant of an itemized expense report.

6.                  Inventions.

(a)               “Inventions,” as used in this Section 6, means any inventions, discoveries, improvements and ideas (whether or not they are in writing or reduced to practice) or works of authorship (whether or not they can be patented or copyrighted) that the Consultant makes, authors, or conceives (either alone or with others) and that both: (a) result from any work the Consultant performs for the Company; and (b) relate directly to the Company’s existing or intended technologies; provided that such intended technology is not competitive with the existing or intended technology of LifeLens or cause the Consultant to violate any of his obligations to LifeLens. The Consultant agrees that all Inventions made by the Consultant during or within six months after the term of this Agreement will be the Company’s sole and exclusive property; provided, however, that the Company acknowledges and agrees that the Consultant is subject to an invention assignment granted by him to LifeLens. (the “LifeLens Assignment”) and the Company will not obtain ownership of any invention or intellectual property that is subject to the LifeLens Assignment. The Consultant will assign (and the Consultant hereby assigns) to the Company all of the Consultant’s rights to the Inventions, which shall not include any invention or intellectual property that is subject to the LifeLens Assignment.

(b)               To the extent that any Invention qualifies as “work made for hire” as defined in 17 U.S.C. § 101 (1976), as amended, such Invention shall constitute “work made for hire” and, as such, shall be the exclusive property of the Company.

(c)               To the Consultant’s knowledge, the Company’s existing or intended technologies are not competitive with the existing or intended technology of LifeLens, and the provision of the services under this Agreement would not cause the Consultant to violate any of his obligations to LifeLens.

7.                  Confidential Information. “Confidential Information,” as used in this Section 7, means information that is not generally known and that is proprietary to the Company or that the Company is obligated to treat as proprietary. Any information that Consultant reasonably considers Confidential Information, or that the Company treats as Confidential Information, will be presumed to be Confidential Information (whether the Consultant or others originated it and regardless of how Consultant obtained it). Except as specifically authorized by an authorized officer of the Company or by written Company policies, the Consultant will not, either during or after the term of this Agreement, use or disclose Confidential Information to any person who is not an employee or consultant of the Company, except as is necessary to perform his duties under this Agreement. Upon termination of this Agreement, the Consultant will promptly deliver to the Company all records and any compositions, articles, devices, apparatus and other items that disclose, describe or embody Confidential Information or any Invention.

8.                  No Adequate Remedy. The Consultant understands that if the Consultant fails to fulfill any of his obligations under Sections 6 or 7 of this Agreement, the damages to the Company would be very difficult to determine. Therefore, in addition to any other rights or remedies available to the Company at law, in equity, or by statute, the Consultant hereby consents to the specific enforcement of Sections 6 and 7 of this Agreement by the Company through an injunction or restraining order issued by an appropriate court.

9.                  Miscellaneous.

(a)               Survival of Certain Provisions. The provisions of Section 6 (Inventions), Section 7 (Confidential Information), Section 8 (No Adequate Remedy), this Section 9 (Miscellaneous), and any other section of this Agreement directly or indirectly addressing or relating to post-termination remedies, shall survive the expiration or any earlier termination of this Agreement, unless otherwise indicated herein.

(b)               Nature of Relationship. It is expressly understood and agreed that the Consultant is and shall be an independent contractor and not an employee of the Company with respect to the services contemplated by this Agreement. As an independent contractor, the Consultant shall not be entitled to any pension, profit sharing, health or similar or other benefits that are or may be available to employees of the Company. The Consultant acknowledges and agrees that any amount received under this Agreement is gross of any taxes, fees and levies of any nature whatsoever which may be imposed by any authority with jurisdiction over any amount received under this Agreement. The Consultant agrees to pay any and all payroll, income and other similar taxes, of any nature whatsoever, imposed upon the amounts received by the Consultant hereunder.

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(c)               Successors and Assigns. This Agreement is binding on and inures to the benefit of the Company’s successors and assigns, all of which are included in the term the “Company” as it is used in this Agreement.

(d)               Modification. This Agreement may be modified or amended only by a writing signed by both the Company and the Consultant.

(e)               Governing Law. The laws of Delaware will govern the validity, construction, and performance of this Agreement.

(f)                Construction. Wherever possible, each provision of this Agreement will be interpreted so that it is valid under the applicable law. If any provision of this Agreement is to any extent invalid under the applicable law, that provision will still be effective to the extent it remains valid. The remainder of this Agreement also will continue to be valid, and the entire Agreement will continue to be valid in other jurisdictions.

(g)               Waivers. No failure or delay by either the Company or the Consultant in exercising any right or remedy under this Agreement will waive any provision of the Agreement.

(h)               Entire Agreement. This Agreement supersedes all previous and contemporaneous oral negotiations, commitments, writings and understandings between the parties concerning the matters in this Agreement.

(i)                 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but each of which together shall constitute one and the same document. Facsimile or pdf execution and delivery of this Agreement shall be legal, valid and binding execution and delivery for all purposes.

IN WITNESS WHEREOF, the Company and the Consultant have executed this Agreement as of the date first above written.

Autonomix, Inc.	CONSULTANT:

By: /s/ Matt Lourie	/s/ Landy Toth
Matt Lourie Chief Financial Officer	Landy Toth

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